Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2020

Financial Results

TAIPEI, Taiwan, July 30, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2020 unaudited financial results.

Comments from Management

In the second quarter of 2020, GigaMedia reported revenues of $1.83 million, with a gross profit $0.98 million, an operating loss of $0.55 million and the net loss of $0.42 million. Total revenues increased by 13.8% if compared to the previous quarter.

“In spite of the ongoing disruption of the pandemic to our operations, we have achieved clear improvements,” said GigaMedia CEO James Huang. “We have reshaped our cost structure and remodeled our marketing strategies, thereby approximately halved the operating loss if comparing to the same quarter last year.”

“And we are also enhancing the playability and stickiness of FunTown M, our in-house developed mobile platform of casual games,” continued GigaMedia CEO James Huang, “which will be the most crucial piece to fall in place for our turning profitable beyond just break-even.”

Second Quarter Overview

•

Operating revenues increased by approximately 13.8% quarter-on-quarter, to $1.83 million from $1.60 million in last quarter, and 4.3% year-over-year from $1.75 million the same period last year. The increase was mainly attributable to our efforts in revitalizing Tales Runner, a 14-year-old licensed game we operate in Hong Kong.

•	Gross profit increased slightly by 5.5% to $0.98 million from $0.93 million in last quarter, and increased by 27.2% compared to $0.77 million in the same period last year.
•	The net asset value was $4.96 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q20 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q20	1Q20	Change (%)	2Q20	2Q19	Change (%)
Revenues	1,826	1,604	13.8%	1,826	1,750	4.3%
Gross Profit	978	927	5.5%	978	769	27.2%
Loss from Operations	(549)	(640)	NM	(549)	(1,122)	NM
Net Loss Attributable to GigaMedia	(419)	(286)	NM	(419)	(614)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.04)	(0.03)	NM	(0.04)	(0.06)	NM
EBITDA (A)	(634)	(536)	NM	(634)	(1,000)	NM
Cash, Cash Equivalents and Restricted Cash	56,783	57,311	(0.9)%	56,783	58,015	(2.1)%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•

Consolidated revenues for the second quarter of 2020 increased by 13.8% quarter-on-quarter to $1.83 million from $1.60 million in last quarter, and by 4.3% year-over-year from $1.75 million the same period last year.

•	Consolidated gross profit was $0.98 million, increased by 5.5% quarter-on-quarter and 27.2% year-over-year.
•

Consolidated operating expenses were $1.53 million, comparable to the first quarter of 2020 and decreased by 19.3% if compared to the same period last year, which reflected a decrease in marketing expenses and general expenses.

•	Consolidated loss from operation of the second quarter of 2020 was a loss of $0.55 million, reflecting an improvement from a loss of $0.64 million in the first quarter.
•

Net loss in the second quarter of 2020 was $0.42 million, increasing from a net loss of $0.29 million in the first quarter this year mainly due to lower interest income and exchange loss in this quarter.

•	Cash, cash equivalents and restricted cash at the end of the second quarter of 2020 amounted to $56.8 million, slightly decreased by 0.9% from $57.3 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $56.8 million, or $5.14 per share, as of June 30, 2020.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 30, 2020. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the second half of 2020, we will continue improving productivities of the existing games, in which FunTown M, our own mobile platform of casual games, is expected to begin contributing to our revenues. Along with our various product lines and customer platform, we will gradually accumulate the momentum to an upward trend.

Meanwhile, our management continues evaluating and pursuing prospects of strategic investment targets that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2020 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2020 and its other filings with the United States Securities and Exchange Commission.

#  #  #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2020	03/31/2020	06/30/2019	06/30/2020	06/30/2019
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,825,547	1,603,904	1,749,583	3,429,450	3,232,816
Other revenues	—	—	—	—	—
	1,825,547	1,603,904	1,749,583	3,429,450	3,232,816
Operating costs
Cost of digital entertainment service revenues	847,906	677,194	980,448	1,525,099	1,725,350
Cost of other revenues	—	—	—	—	—
	847,906	677,194	980,448	1,525,099	1,725,350
Gross profit	977,641	926,710	769,135	1,904,351	1,507,466
Operating expenses
Product development and engineering expenses	332,745	328,815	325,144	661,560	645,638
Selling and marketing expenses	367,529	410,475	580,539	778,004	1,106,542
General and administrative expenses	825,998	824,442	974,648	1,650,440	1,810,634
Other	(42)	2,984	11,165	2,942	16,380
	1,526,230	1,566,716	1,891,496	3,092,946	3,579,194
Loss from operations	(548,589)	(640,006)	(1,122,361)	(1,188,595)	(2,071,728)
Non-operating income (expense)
Interest income	212,881	255,719	414,450	468,600	796,250
Foreign exchange (loss) gain - net	(82,357)	98,887	90,922	16,529	79,520
Other - net	(1,404)	(298)	3,416	(1,702)	50,328
	129,120	354,308	508,788	483,427	926,098
Loss before income taxes	(419,469)	(285,698)	(613,573)	(705,168)	(1,145,630)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(419,469)	(285,698)	(613,573)	(705,168)	(1,145,630)
Loss per share attributable to GigaMedia
Basic	(0.04)	(0.03)	(0.06)	(0.06)	(0.10)
Diluted	(0.04)	(0.03)	(0.06)	(0.06)	(0.10)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	06/30/2020	03/31/2020	06/30/2019
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	56,247,678	56,777,472	57,489,563
Accounts receivable - net	349,450	355,225	591,905
Prepaid expenses	228,794	276,010	275,551
Restricted cash	535,153	533,436	525,354
Other receivables	203,671	238,396	458,383
Other current assets	142,230	148,757	131,150
Total current assets	57,706,976	58,329,296	59,471,906

Property, plant & equipment - net	7,740	8,117	92,580
Intangible assets - net	17,111	17,965	23,545
Prepaid licensing and royalty fees	184,365	210,530	574,274
Other assets	290,687	285,319	1,035,529
Total assets	58,206,879	58,851,227	61,197,834

Liabilities and equity
Accounts payable	69,147	60,405	119,597
Accrued compensation	278,622	156,948	253,262
Accrued expenses	1,321,262	1,449,553	1,340,539
Unearned revenue	1,058,940	1,285,399	1,617,881
Other current liabilities	627,162	715,877	197,776
Total current liabilities	3,355,133	3,668,182	3,529,055
Other liabilities	3,653	7,337	781,187
Total liabilities	3,358,786	3,675,519	4,310,242
GigaMedia’s shareholders’ equity	54,848,093	55,175,708	56,887,592
Total liabilities and equity	58,206,879	58,851,227	61,197,834

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2020	03/31/2020	06/30/2019	06/30/2020	06/30/2019
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(419,469)	(285,698)	(613,573)	(705,168)	(1,145,630)
Depreciation	535	354	14,769	889	40,156
Amortization	(2,257)	4,657	12,830	2,400	25,729
Interest income	(212,881)	(255,719)	(414,450)	(468,600)	(796,250)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(634,072)	(536,406)	(1,000,424)	(1,170,479)	(1,875,995)